June 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Re:	Superior Drilling Products, Inc.

Schedule 13E-3 filed May 10, 2024

File No. 005-88173

Drilling Tools International Corporation

Form S-4 filed May 10, 2024

File No. 333-279319

Ladies and Gentlemen:

On behalf of our client, Drilling Tools International Corporation (“DTI”) and Superior Drilling Products, Inc. (“SDPI”), represented by Porter Hedges LLP and Ewing & Jones, PLLC, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 6, 2024, relating to SDPI’s Schedule 13E-3 filed May 10, 2024, and DTI’s Form S-4 filed May 10, 2024.

SDPI and DTI are concurrently filing via EDGAR Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Form S-4, respectively, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Schedule 13E-3 filed May 10, 2024; Form S-4 filed May 10, 2024

General

1.

Given the narrative complexity of the formulas used to establish the ultimate mix of stock and cash consideration, please consider providing illustrative examples to help shareholders understand such disclosure. Useful in this regard would be examples that demonstrate numerically how the proration mechanics would play out assuming different inputs of stock and cash elections.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 18 and 19 has been revised to address the Staff’s comment.

2.	In the Schedule 13E-3, please fix the link to Exhibit (c)(7) under Item 16.

Response: We acknowledge the Staff’s comment and advise the Staff that the link to Exhibit (c)(7) has been fixed to address the Staff’s comment.

Reasons for the Merger of the Schedule 13e-3 Filing Parties other than SDPI and the Supporting Shareholders; Fairness, page 41

3.	Please expand this section so that the disclosure addresses each of the factors set out in Instruction 2 to Item 1014 of Regulation M-A.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 6-7 and 43-44 has been revised to address the Staff’s comment.

Opinion of Piper Sandler, page 44

4.

You disclose on page 55 that the Piper Sandler Opinion may not be “relied upon by any other person or used for any other purpose without the prior written consent of Piper Sandler... .” As drafted, this statement may be construed as a disclaimer of liability to the security holders. Please revise to remove this disclaimer.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 57 has been revised to address the Staff’s comment

Election, Exchange and Payment Procedures, page 104

5.

We note the following disclosure: “Subject to the terms of the Merger Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of DTI, SDPI, or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.” Please revise such disclosure to indicate that shareholders may challenge such decisions of the Exchange Agent in a court of competent jurisdiction.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 107 has been revised to address the Staff’s comment

Tax Consequences of the Merger Generally, page 207

6.

You disclose that the “parties intend for the First Merger and Second Merger, taken together, to qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Code.” To the extent you believe these transactions qualify as a reorganization within Section 368(a) of the Internal Revenue Code, please file a legal opinion supporting such a conclusion. Alternatively, revise your disclosure here to begin with a statement that it is uncertain whether the transactions will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the transactions fail to qualify as a 368(a) reorganization.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 212 and 213 has been revised to address the Staff’s comment

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship